Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Beyond Air, Inc. on Form S-3 (File No.’s 333-231416, 333-233283, and 333-237958), and Form S-8 (File No.’s 333-269861, 333-227697, 333-238239, and 333-257562) of our report dated June 28, 2022, with respect to our audit of the consolidated financial statements as of and for the year ended March 31, 2022, which report is included in this Annual Report on Form 10-K of Beyond Air, Inc. for the year ended March 31, 2023. We were dismissed as auditors on October 6, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference for the periods after the date of our dismissal.

/s/ Friedman LLP

FRIEDMAN LLP

East Hanover, NJ

June 22, 2023